Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

24 October 2019

Commission file number: 001-10306

 Form 6-K

The Royal Bank of Scotland Group plc

Gogarburn

PO Box 1000

Edinburgh EH12 1HQ

Scotland

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X                                              Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                                                                 No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K, except for any information contained on any websites linked or documents referred to in this report, shall be deemed incorporated by reference into the company’s Registration Statement on Form F-3 (File No. 333-222022) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-looking statements

Cautionary statement regarding forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘commit’, ‘believe’, ‘should’, ‘intend’, ‘plan’, ‘could’, ‘probability’, ‘risk’, ‘Value-at-Risk (VaR)’, ‘target’, ‘goal’, ‘objective’, ‘may’, ‘endeavour’, ‘outlook’, ‘optimistic’, ‘prospects’ and similar expressions or variations on these expressions.

In particular, this document includes forward-looking statements relating, but not limited to: future profitability and performance, including financial performance targets such as return on tangible equity; cost savings and targets, including cost:income ratios; litigation and government and regulatory investigations, including the timing and financial and other impacts thereof; the implementation of the Alternative Remedies Package; the continuation of the Group’s balance sheet reduction programme, including the reduction of risk-weighted assets (RWAs) and the timing thereof; capital and strategic plans and targets; capital, liquidity and leverage ratios and requirements, including CET1 Ratio, RWA equivalents (RWAe), Pillar 2 and other regulatory buffer requirements, minimum requirement for own funds and eligible liabilities, and other funding plans; funding and credit risk profile; capitalisation; portfolios; net interest margin; customer loan and income growth; the level and extent of future impairments and write-downs, including with respect to goodwill; restructuring and remediation costs and charges; the Group’s exposure to political risk, economic risk, climate change risk, operational risk, conduct risk, cyber and IT risk and credit rating risk and to various types of market risks, including interest rate risk, foreign exchange rate risk and commodity and equity price risk; customer experience including our Net Promotor Score (NPS); employee engagement and gender balance in leadership positions.

Limitations inherent to forward-looking statements

These statements are based on current plans, estimates, targets and projections, and are subject to significant inherent risks, uncertainties and other factors, both external and relating to the Group’s strategy or operations, which may result in the Group being unable to achieve the current targets, predictions, expectations and other anticipated outcomes expressed or implied by such forward-looking statements. In addition, certain of these disclosures are dependent on choices relying on key model characteristics and assumptions and are subject to various limitations, including assumptions and estimates made by management. By their nature, certain of these disclosures are only estimates and, as a result, actual future gains and losses could differ materially from those that have been estimated. Accordingly, undue reliance should not be placed on these statements. Forward-looking statements speak only as of the date we make them and we expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Important factors that could affect the actual outcome of the forward-looking statements

We caution you that a large number of important factors could adversely affect our results or our ability to implement our strategy, cause us to fail to meet our targets, predictions, expectations and other anticipated outcomes or affect the accuracy of forward-looking statements we describe in this document, including in the risk factors and other uncertainties set out in the Group’s 2018 Annual Report on Form 20-F, RBS Group’s Interim Results for H1 2019 on Form 6-K and other materials filed with, or furnished to, the US Securities and Exchange Commission, and other risk factors and uncertainties discussed in this document. These include the significant risks for the Group presented by: operational and IT resilience risk (including in respect of: the Group being subject to cyberattacks; operational risks inherent in the Group’s business; exposure to third party risks including as a result of outsourcing and its use of new technologies and innovation, as well as related regulatory and market changes; the Group’s operations being highly dependent on its IT systems; the Group relying on attracting, retaining and developing senior management and skilled personnel and maintaining good employee relations; the Group’s risk management framework; and reputational risk), economic and political risk (including in respect of: prevailing uncertainty on the terms of the UK’s withdrawal from the European Union; the Group’s plans for continuity of business impacted by the UK’s expected departure from the EU; increased political and economic risks and uncertainty in the UK and global markets; climate change and the transition to a low carbon economy; HM Treasury’s ownership of RBSG and the possibility that it may exert a significant degree of influence over the Group; continued low interest rates and changes in foreign currency exchange rates), financial resilience risk (including in respect of: the Group’s ability to meet targets and make discretionary capital distributions to shareholders; the highly competitive markets in which the Group operates; deterioration in borrower and counterparty credit quality;  the ability of the Group to meet prudential regulatory requirements for capital and MREL, or to manage its capital effectively; the ability of the Group to access adequate sources of liquidity and funding; changes in the credit ratings of RBSG, any of its subsidiaries or any of its respective debt securities; the Group’s ability to meet requirements of regulatory stress tests; possible losses or the requirement to maintain higher levels of capital as a result of limitations or failure of various models; sensitivity of the Group’s financial statements to underlying accounting policies, judgements, assumptions and estimates; changes in applicable accounting policies or rules; the value or effectiveness of any credit protection purchased by the Group; the level and extent of future impairments and write-downs, including with respect to goodwill; and the application of UK statutory stabilisation or resolution powers) and legal, regulatory and conduct risk (including in respect of: the Group’s businesses being subject to substantial regulation and oversight; the Group complying with regulatory requirements in respect of its ongoing compliance with the UK ring-fencing regime and ensuring operational continuity in resolution; legal, regulatory and governmental actions and investigations (including the final number of PPI claim and their amounts); the replacement of LIBOR, EURIBOR and other benchmark rates; heightened regulatory and governmental scrutiny (including by competition authorities); implementation of the Alternative Remedies Package and the costs related thereto; and changes in tax legislation).

The forward-looking statements contained in this document speak only as at the date hereof, and the Group does not assume or undertake any obligation or responsibility to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The information, statements and opinions contained in this document do not constitute a public offer under any applicable legislation or an offer to sell or solicit of any offer to buy any securities or financial instruments or any advice or recommendation with respect to such securities or other financial instruments.

RBS – Q3 2019 Results

Introduction

Presentation of information

In this document, ‘RBSG plc’ refers to The Royal Bank of Scotland Group plc, and ‘RBS’ or ‘RBS Group’ refers to RBSG plc and its subsidiaries.

Any information contained on any websites linked or report references in this report is for information only and shall not be deemed to be incorporated by reference in this report.

RBS filed a Form 6-K on 30 April 2019 to restate or represent certain disclosures in RBS Group’s annual report on Form 20-F for the year ended 31 December 2018, filed on 28 February 2019, in connection with the re-segmentation completed in Q1 2019 and effective from 1 January 2019 and changes in reporting standard IAS12 ‘Income taxes’ effective from 1 January 2019.

Non-IFRS financial information

RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). This document contains a number of adjusted measures, also known as non-GAAP or non-IFRS financial measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS financial measures are not measures within the scope of IFRS and are not a substitute for IFRS financial measures. Refer to the Appendix, “Non-IFRS financial measures”,  for further information and calculations of non-IFRS financial measures included throughout this document, and, where relevant, the most directly comparable IFRS financial measures.

RBS – Q3 2019 Results

The Royal Bank of Scotland Group plc

Q3 2019 Interim Management Statement

RBS reported an operating loss before tax of £8 million, which included a £900 million provision in respect of Payment Protection Insurance (PPI), compared with an operating profit of £961 million in Q3 2018.

●	Return on tangible equity was (3.8)% for Q3 2019 and 7.0% excluding the PPI charge.
●	Income was broadly stable across the retail and commercial businesses compared with Q2 2019, excluding notable items.
●	Group income was impacted by a particularly challenging quarter in NatWest Markets (NWM).
●	RBS reported an attributable loss of £315 million for Q3 2019.

Supporting our customers through continued lending growth

●	UK Personal Banking (UK PB) gross new mortgage lending was £8.6 billion in Q3 2019 compared with £6.7 billion in Q2 2019.
●

Commercial Banking net lending of £101.5 billion was £0.1 billion higher than Q2 2019. Across Business Banking, SME & Mid-Corporate, and Specialised business, lending continues to increase, with year to date growth of £1.6 billion.

●

We continue to achieve net lending growth across UK PB, Ulster Bank RoI, Commercial and Private Banking at attractive returns; net loans to customers increased by 3.2% on an annualised basis for the year to date, exceeding our 2-3% net loan growth target.

●

Q3 2019 net impairment loss of £213 million equates to 26 basis points of gross customer loans, compared with 31 basis points in Q3 2018. The cost of risk remains below our view of a normalised long term loss rate of 30-40 basis points.

Continuing competitive market

●	Income decreased by £739 million, or 20.3%, compared with Q3 2018. Across the retail and commercial businesses, income decreased by 3.1% compared with Q3 2018 excluding notable items.
●

Net interest margin (NIM) of 1.75% was 3 basis points lower than Q2 2019. Bank NIM of 1.97% was 5 basis points lower than Q2 2019 primarily reflecting the contraction of the yield curve and competitive pressures in the mortgage business as front book margins, whilst higher than Q2 2019, remain lower than back book margins.

●

NWM had a challenging quarter with core income of £184 million, lower by £147 million, or 44.4%, than Q3 2018. Rates income in particular was impacted by a deterioration in economic sentiment for the global economy and a fall in bond yields. This, together with legacy items culminated in an operating loss of £193 million for the quarter.

●

Total costs increased by £257 million compared with Q3 2018. Costs, excluding strategic, litigation and conduct costs, decreased by £20 million in comparison to Q3 2018, with a £193 million cost reduction achieved for the year to date. We remain on track to achieve our £300 million target for full year 2019.

Capital generation

●	CET1 ratio of 15.7% included a 50 basis point reduction in respect of the PPI charge.
●	RWAs increased by £1.0 billion in Q3 2019 to £189.5 billion, principally reflecting an increase in NWM. In line with previous guidance, we expect to end the year with RWAs of around £185-190 billion.

2019 and 2020 outlook – unchanged(1)

We retain the outlook provided in the 2019 Interim Results.

Note:

(1)    The targets, expectations and trends discussed in this section represent management’s current expectations and are subject to change, including as a result of the factors described in the “Risk Factors” section on pages 265 to 275 of the 2018 Annual Report on Form 20-F and as updated by the summary “Risk Factors” on pages 46 and 47 of the 2019 Interim Results on Form 6-K. These statements constitute forward-looking statements. Refer to Forward-looking statements in this announcement.

RBS – Q3 2019 Results

Business performance summary

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
Performance key metrics and ratios	2019	2018	2019	2019	2018
Operating profit/(loss) before tax	£2,686m	£2,787m	(£8m)	£1,681m	£961m
Profit attributable to ordinary shareholders	£1,723m	£1,336m	(£315m)	£1,331m	£448m
Bank net interest margin (RBS NIM excluding NWM) (1)	2.02%	2.10%	1.97%	2.02%	2.04%
Bank average interest earning assets (RBS excluding NWM) (1)	£410bn	£408bn	£416bn	£410bn	£416bn
Cost:income ratio (1)	67.5%	69.1%	92.9%	52.6%	66.7%
Loan impairment rate (1)	22bps	16bps	26bps	30bps	31bps
Earnings per share
- basic	14.3p	11.1p	(2.6p)	11.0p	3.7p
- basic fully diluted	14.2p	11.1p	(2.6p)	11.0p	3.7p
Return on tangible equity (1)	6.8%	5.3%	(3.8%)	15.8%	5.4%
Average tangible equity	£34bn	£34bn	£33bn	£34bn	£33bn
Average number of ordinary shares
outstanding during the period (millions)
- basic	12,064	11,998	12,075	12,069	12,034
- fully diluted (2)	12,099	12,053	12,106	12,104	12,083

	30 September	30 June	31 December
Balance sheet key metrics and ratios	2019	2019	2018
Total assets	£776.5bn	£729.9bn	£694.2bn
Funded assets (1)	£600.7bn	£584.3bn	£560.9bn
Loans to customers - amortised cost	£319.5bn	£310.6bn	£305.1bn
Impairment provisions	£3.3bn	£3.2bn	£3.3bn
Customer deposits	£369.7bn	£361.6bn	£360.9bn

Liquidity coverage ratio (LCR)	148%	154%	158%
Liquidity portfolio	£193bn	£203bn	£198bn
Net stable funding ratio (NSFR) (3)	140%	140%	141%
Loan:deposit ratio (1)	86%	86%	85%
Total wholesale funding	£78bn	£78bn	£74bn
Short-term wholesale funding	£19bn	£19bn	£15bn

Common Equity Tier (CET1) ratio	15.7%	16.0%	16.2%
Total capital ratio	20.5%	20.9%	21.8%
Pro forma CET 1 ratio, pre dividend accrual (4)	15.9%	17.1%	16.9%
Risk-weighted assets (RWAs)	£189.5bn	£188.5bn	£188.7bn
CRR leverage ratio	5.0%	5.2%	5.4%
UK leverage ratio	5.7%	5.9%	6.2%

Tangible net asset value (TNAV) per ordinary share	272p	290p	287p
Tangible net asset value (TNAV) per ordinary share - fully diluted (1,2)	272p	289p	286p
Tangible equity	£32,930m	£35,036m	£34,566m
Number of ordinary shares in issue (millions)	12,094	12,091	12,049
Number of ordinary shares in issue (millions) - fully diluted (2,5)	12,124	12,124	12,088

Notes:

(1)    Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS financial and performance measures.

(2)    Includes the effect of dilutive share options and convertible securities. Dilutive shares on an average basis for Q3 2019 were 31 million shares and for nine months ended 30 September 2019 were 35 million shares; (Q2 2019 - 35 million shares, Q3 2018 - 49 million shares; nine months ended 30 September 2018 - 55 million shares), and as at 30 September 2019 were 30 million shares (30 June 2019 - 33 million shares; 31 December 2018 - 39 million shares).

(3)    NSFR reported in line with CRR2 regulations finalised in June 2019.

(4)    The pro forma CET 1 ratio at 30 September 2019 excluded a charge of £362 million (3p per share) for a foreseeable dividend. 30 June 2019 excluded a charge of £241 million (2p per share) for the interim dividend, a special dividend of £1,449 million (12p per share) and a foreseeable dividend related to interim profits of £363 million (3p per share). 31 December 2018 excluded a charge of £422 million (3.5p per share) for the final dividend and £904 million (7.5p per share) for the special dividend paid following the Annual General Meeting held on 25 April 2019.

(5)    Includes 16 million treasury shares (30 June 2019 - 17 million shares; 31 December 2018 - 8 million shares).

Re-segmentation

Refer to Note 1 for details of re-segmentation effective from 1 January 2019 and re-stated comparatives.

Non-IFRS financial measures

This document contains a number of non-IFRS financial measures and performance metrics not defined under IFRS. For details of the basis of preparation and reconciliations where appropriate refer to the Appendix.

RBS – Q3 2019 Results

Summary consolidated income statement for the period ended 30 September 2019

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m
Net interest income	6,010	6,480	2,006	1,971	2,154
Own credit adjustments	(58)	59	(12)	(3)	20
Strategic disposals	1,035	-	-	1,035	-
Other non-interest income	3,033	3,805	909	1,077	1,468
Non-interest income	4,010	3,864	897	2,109	1,488
Total income	10,020	10,344	2,903	4,080	3,642
Litigation and conduct costs	(810)	(1,190)	(750)	(55)	(389)
Strategic costs	(844)	(649)	(215)	(434)	(299)
Other expenses	(5,144)	(5,337)	(1,733)	(1,673)	(1,753)
Operating expenses	(6,798)	(7,176)	(2,698)	(2,162)	(2,441)
Profit before impairment losses	3,222	3,168	205	1,918	1,201
Impairment losses	(536)	(381)	(213)	(237)	(240)
Operating profit/(loss) before tax	2,686	2,787	(8)	1,681	961
Tax (charge)/credit	(395)	(1,090)	(201)	22	(381)
Profit/(loss) for the period	2,291	1,697	(209)	1,703	580

Attributable to:
Ordinary shareholders	1,723	1,336	(315)	1,331	448
Other owners	307	355	105	102	110
Non-controlling interests	261	6	1	270	22

Notable items within total income
Alawwal bank merger gain in NatWest Markets	444	-	-	444	-
FX recycling gain in Central items & other	290	-	-	290	-
Legacy liability release in Central items & other	256	-	-	256	-
Insurance indemnity	-	272	-	-	272
of which:
NatWest Markets	-	165	-	-	165
Central items & other	-	107	-	-	107
IFRS volatility in Central items & other (1)	(34)	(34)	(51)	21	77
UK PB debt sale gain	18	26	16	-	-
FX gains/(losses) in Central items & other	22	(7)	2	-	(11)
Commercial Banking fair value and disposal (loss)/gain	(17)	179	-	(15)	(13)
NatWest Markets legacy business disposal (loss)/gain	(35)	(43)	(8)	(23)	14

Notable items within operating expenses
Push payment fraud costs	(25)	-	(7)	(18)	-
Litigation and conduct costs	(810)	(1,190)	(750)	(55)	(389)
of which:
US RMBS	169	(823)	162	7	(21)
PPI	(900)	(200)	(900)	-	(200)

*Restated. Refer to Note 2 for further details.

Note:

(1)	IFRS volatility relates to loans which are economically hedged but for which hedge accounting is not permitted under IFRS.

RBS – Q3 2019 Results

Business performance summary

Personal & Ulster

UK Personal Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	1,224	1,202	1,257	Net loans to customers -
Operating expenses	(1,601)	(594)	(819)	amortised cost	154.6	151.9	148.9
Impairment losses	(131)	(69)	(66)	Customer deposits	147.9	147.5	145.3
Operating profit	(508)	539	372	RWAs	37.5	37.0	34.3
Return on equity	(26.8%)	26.5%	19.4%
Net interest margin	2.44%	2.51%	2.65%
Cost:income ratio	130.8%	49.4%	65.2%
Loan impairment rate	34bps	18bps	18bps
●

UK PB has 6.8 million regular mobile app users and 8.8 million digitally active customers, representing 73% of active current account customers. Total digital sales volumes increased by 25% compared with Q3 2018, now representing 51% of all sales. 58% of personal unsecured loan sales, 68% of credit card accounts and 53% of current accounts opened were via the digital channel.

●

Total income was £33 million, or 2.6%, lower than Q3 2018, impacted by an IFRS 9 accounting change for interest in suspense recoveries of £8 million offset in impairments, and a £16 million increase in debt sale gains. Excluding these items, income was £41 million, or 3.3%, lower than Q3 2018 reflecting lower overall mortgage margins. Net interest margin decreased by 7 basis points compared with Q2 2019 reflecting the lower yield curve, impacting deposit margins and mortgage margin pressure as front book margins, whilst higher than Q2 2019, remain lower than back book margin.

●

Operating expenses of £1,601 million, were £782 million or 95.5%, higher compared with Q3 2018. Excluding strategic, litigation and conduct costs, operating expenses increased by £26 million, or 4.5%, compared with Q3 2018 reflecting increased fraud costs due to a revised customer refund approach for authorised push payment scams, annual pay award and increased technology and innovation costs, partially offset by a 6% reduction in headcount.

●	Litigation and conduct costs include a £900 million charge in respect of PPI claims following greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline.
●

Impairment losses were £65 million higher than Q3 2018 reflecting lending growth, lower debt sale recoveries and IFRS 9 modelling adjustments. Underlying defaults have increased slightly since Q3 2018, however the trend is starting to flatten following risk appetite tightening. The uplift in impairment losses relative to Q2 2019 includes an additional charge in respect of increased economic uncertainty and IFRS 9 modelling adjustments.

●

Compared with Q2 2019, net loans to customers increased by £2.7 billion as a result of strong gross new mortgage lending of £8.6 billion in the quarter, with market flow share of approximately 12%, supporting a stock share of approximately 10%. Personal advances increased by £0.2 billion and cards balances increased by £0.1 billion with cards growth supported by the re-entry to the 0% balance transfer market in Q2 2019.

●	RWAs increased by £0.5 billion compared with Q2 2019, reflecting strong lending growth across all products.

RBS – Q3 2019 Results

Business performance summary

Personal & Ulster

Ulster Bank RoI

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	145	138	151	Net loans to customers -
Operating expenses	(131)	(145)	(167)	amortised cost	19.0	19.0	18.8
Impairment				Customer deposits	18.8	19.0	18.0
releases/(losses)	17	10	(60)	RWAs	13.3	14.2	14.7
Operating profit/(loss)	31	3	(76)
Return on equity	5.8%	0.6%	(12.7%)
Net interest margin	1.55%	1.62%	1.72%
Cost:income ratio	90.3%	105.1%	110.6%
Loan impairment rate	(35)bps	(20)bps	118bps

●

Ulster Bank RoI continues to deliver digital enhancements, including paperless processes that simplify the everyday banking experience for customers. 70% of active personal current account customers are now choosing to bank through digital channels, with mobile payments and transfers 29% higher compared with Q3 2018.

●

Total income was £6 million, or 4.0% (€8 million, or 4.7%), lower than Q3 2018 primarily reflecting the sale of a portfolio of non-performing loans (NPL) and an IFRS 9 accounting change for interest in suspense recoveries of £5 million (€6 million). Net interest margin decreased by 7 basis points compared with Q2 2019 mainly due to the IFRS 9 accounting change which took effect late in Q2 2019.

●

Operating expenses of £131 million (€146 million) were £36 million, or 21.6% (€42 million, or 22.3%), lower compared with Q3 2018. Excluding strategic, conduct and litigation costs, operating expenses decreased by £9 million, or 7.1% ( €12 million, or 8.3%), compared with Q3 2018 due to the timing of project costs, reduced pension costs and the impact of other cost saving initiatives, partially offset by higher levies.

●

A net impairment release of £17 million (€19 million) in Q3 2019 principally reflects the net impact of an improvement in the performance of the non-performing loan portfolio and NPL deleveraging, partly offset by a charge for economic uncertainty.

●

Net loans to customers remained stable at £19.0 billion. In Euro terms, net loans to customer increased by €0.2 billion to €21.4 billion, compared with Q2 2019, primarily driven by growth in the commercial loan portfolio.

●

On 8 October 2019 Ulster Bank Ireland DAC confirmed the sale of a portfolio of non-performing mortgages of approximately £0.7 billion (€0.8 billion). This sale is consistent with our strategic objective to build a strong and sustainable bank and to reduce the percentage of non-performing loans on our balance sheet. The affected loans remain on the bank’s balance sheet at 30 September 2019 and will be de-recognised during 2020.

RBS – Q3 2019 Results

Business performance summary

Commercial & Private Banking

Commercial Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	1,077	1,083	1,096	Net loans to customers -
Operating expenses	(638)	(622)	(583)	amortised cost	101.5	101.4	101.4
Impairment losses	(108)	(197)	(107)	Customer deposits	135.7	133.4	134.4
Operating profit	331	264	406	RWAs	77.0	77.8	78.4
Return on equity	8.4%	6.2%	9.6%
Net interest margin	1.90%	1.97%	2.00%
Cost:income ratio	57.9%	56.1%	51.8%
Loan impairment rate	42bps	77bps	41bps
●

Total income was £19 million, or 1.7%, lower than Q3 2018 as lower asset volumes and deposit income were partially offset by £13 million of fair value and disposal losses in Q3 2018. Net interest margin decreased by 7 basis points compared with Q2 2019 due to lower deposit funding benefits.

●

Operating expenses of £638 million increased by £55 million or 9.4% compared with Q3 2018. Excluding strategic, litigation and conduct costs, operating expenses increased by £24 million, or 4.5%, compared with Q3 2018 due to additional authorised push payment fraud costs in line with new industry practice, combined with higher remediation, innovation and technology spend.

●

Impairment losses of £108 million, which included charges in respect of increased economic uncertainty and IFRS 9 modelling adjustments, were in line with Q3 2018 but were £89 million lower than Q2 2019.

●

Net loans to customers increased by £0.1 billion compared with Q2 2019. Lending across Business Banking, SME & Mid-Corporate and Specialised business increased by £0.1 billion in comparison to Q2 2019, with year to date growth of £1.6 billion.

●	RWAs decreased by £0.8 billion compared with Q2 2019 due to active capital management and business transfers of £0.3 billion.

Private Banking

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	198	191	195	Net loans to customers
Operating expenses	(119)	(115)	(110)	- amortised cost	15.2	14.7	14.3
Impairment
releases/(losses)	2	(1)	(1)	Customer deposits	28.2	28.0	28.4
Operating profit	81	75	84	RWAs	10.0	9.7	9.4
Return on equity	16.8%	15.9%	17.3%	AUMs	22.5	21.9	19.8
Net interest margin	2.35%	2.44%	2.54%	Assets Under
Cost:income ratio	60.1%	60.2%	56.4%	Administration (1)	7.1	7.0	6.6
				Total Assets Under
				Management and
				Administration (AUMA)	29.6	28.9	26.4
Note:
(1)

Private Banking manages assets under management portfolios on behalf of UK PB and RBSI. Prior to Q4 2018, the assets under management portfolios of UK PB and RBSI were not included. Private Banking receives a management fee from UK PB and clients of RBSI in respect of providing this service.

●

Total income was £3 million, or 1.5%, higher than Q3 2018, as volume growth and one-off benefits related to hedging income gains were partially offset by lower deposit income. Net interest margin decreased by 9 basis points compared with Q2 2019 primarily due to lower deposit funding benefits.

●

Operating expenses of £119 million were £9 million or 8.2%, higher compared with Q3 2018. Excluding strategic, litigation and conduct costs, operating expenses were £1 million, or 0.9%, lower than Q3 2018 due to a reduction in back office operations costs.

● Net loans to customers increased by £0.5 billion in comparison to Q2 2019, mainly due to mortgage lending.
●

Total assets under management in Private Banking increased by £0.6 billion, or 2.7%, in comparison with Q2 2019 reflecting investment performance of £0.4 billion and net new business inflows of £0.2 billion.

●

Total assets under management and administration overseen by Private Banking increased by £0.7 billion, or 2.4%, compared with Q2 2019 reflecting investment performance of £0.5 billion and net new business inflows of £0.2 billion.

RBS – Q3 2019 Results

Business performance summary

RBS International

	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	150	159	155	Net loans to customers -
Operating expenses	(62)	(60)	(60)	amortised cost	13.8	13.6	13.3
Impairment losses	-	2	(3)	Customer deposits	29.1	28.1	27.5
Operating profit	88	101	92	RWAs	6.5	6.9	6.9
Return on equity	26.0%	30.8%	26.9%
Net interest margin	1.55%	1.68%	1.73%
Cost:income ratio	41.3%	37.7%	38.7%
●

The Institutional Banking electronic platform, eQ, is receiving positive Net Promoter Score (NPS) ratings and within our local banking business,  321, or 68%, of approved savings account applications by customers were paperless or required no signatures in Q3 2019, an increase of 34% in comparison to Q2 2019.

●

Total income was £5 million, or 3.2%, lower than Q3 2018 reflecting deposit pricing initiatives and lower funding income. Net interest margin decreased by 13 basis points compared with Q2 2019 principally due to the impact of US rate movements on our Institutional Banking business and increased central bank balances.

●

Operating expenses of £62 million were £2 million or 3.3%, higher compared with Q3 2018. Excluding strategic costs, operating expenses were flat on Q3 2018 as lower back office operations costs were offset by headcount increases associated with becoming a standalone bank.

●

Net loans to customers increased by £0.2 billion compared with Q2 2019 due to activity in the Institutional Banking sector, and continues to show year on year growth. Customer deposits increased by £1.0 billion compared with Q2 2019 due to activity across all customer sectors.

NatWest Markets(1)
	Quarter ended				As at
	30 September	30 June	30 September		30 September	30 June	31 December
	2019	2019	2018		2019	2019	2018
	£m	£m	£m		£bn	£bn	£bn
Total income	150	686	569	Funded Assets	142.7	133.4	111.4
of which: Core income excluding				RWAs	43.8	41.4	44.9
own credit adjustments	184	325	331
of which: Legacy income	(23)	366	218
of which: Own credit adjustments	(11)	(5)	20
Operating expenses	(348)	(344)	(478)
Impairment releases/(losses)	5	20	(4)
Operating (loss)/profit	(193)	362	87
Return on equity	(8.7%)	4.4%	1.8%
Cost:income ratio	232.0%	50.1%	84.0%

Note:

(1)    The NatWest Markets operating segment should not be assumed to be the same as the NatWest Markets Plc legal entity or group. NatWest Markets Plc entity includes the Central items & other segment but excludes NatWest Markets N.V. for statutory reporting.

●

Total income decreased by £419 million to £150 million compared with Q3 2018, primarily reflecting insurance indemnity recoveries in the prior year and lower core income in Q3 2019. Core income of £184 million decreased by £147 million, or 44.4%, compared with Q3 2018. The reduction was due to challenging market conditions, principally affecting Rates income, most significantly during August. Rates income was impacted due to elevated hedging costs caused by reduced liquidity and wider bid-offer spreads, as the market experienced sustained curve flattening across global fixed income markets.

●

Operating expenses of £348 million were £130 million or 27.2%, lower compared with Q3 2018. Excluding strategic, litigation and conduct costs, operating expenses increased by £10 million, or 3.7%, compared with Q3 2018 reflecting an elevated level of provision release in the prior year, costs associated with becoming a standalone bank and investment in NatWest Markets N.V..

●	RWAs increased by £2.4 billion in the quarter largely due to the requirement to hold higher capital on derivative assets driven by market moves in August and September.

RBS – Q3 2019 Results

Central items & other

	Quarter ended
	30 September	30 June	30 September
	2019	2019	2018
	£m	£m	£m
Central items not allocated	162	337	(4)
●

Central items not allocated represent a gain of £162 million in the quarter, principally reflecting reimbursement of £162 million under indemnification agreements relating to residential mortgage-backed securities. Operating expenses of (£201) million were £425 million, lower compared with Q3 2018. Excluding strategic, litigation and conduct costs, operating expenses decreased by £70 million reflecting one-off releases and innovation and other costs that were held centrally in Q3 2018 but are now allocated to the franchises. Across RBS, costs reduced by £20 million compared with Q3 2018.

RBS – Q3 2019 Results

Segment performance

	Nine months ended 30 September 2019
	Personal & Ulster		Commercial & Private				Central
UK Personal		Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,118	302	2,127	391	361	(184)	(105)	6,010
Non-interest income	553	125	1,115	191	99	890	60	3,033
Own credit adjustments	-	1	-	-	-	(58)	(1)	(58)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	3,671	428	3,242	582	460	1,092	545	10,020
Direct expenses
- staff costs	(470)	(159)	(568)	(122)	(89)	(508)	(816)	(2,732)
- other costs	(259)	(70)	(229)	(52)	(37)	(128)	(1,637)	(2,412)
Indirect expenses	(1,032)	(131)	(863)	(145)	(40)	(246)	2,457	-
Strategic costs
- direct	(8)	(12)	(37)	-	(9)	(104)	(674)	(844)
- indirect	(143)	(19)	(153)	(30)	(6)	(37)	388	-
Litigation and conduct costs	(918)	(21)	(50)	(2)	-	(3)	184	(810)
Operating expenses	(2,830)	(412)	(1,900)	(351)	(181)	(1,026)	(98)	(6,798)
Operating profit before impairment (losses)/releases	841	16	1,342	231	279	66	447	3,222
Impairment (losses)/releases	(312)	38	(310)	5	3	41	(1)	(536)
Operating profit	529	54	1,032	236	282	107	446	2,686
Additional information
Return on equity (2)	7.8%	3.4%	8.7%	16.7%	28.5%	(2.2%)	nm	6.8%
Cost:income ratio (2)	77.1%	96.3%	57.2%	60.3%	39.3%	94.0%	nm	67.5%
Total assets (£bn)	176.7	26.1	166.6	22.6	31.2	318.3	35.0	776.5
Funded assets (£bn)	176.7	26.0	166.6	22.6	31.2	142.7	34.9	600.7
Net loans to customers - amortised cost (£bn)	154.6	19.0	101.5	15.2	13.8	9.1	6.3	319.5
Loan impairment rate (2)	27bps	(26)bps	40bps	nm	nm	nm	nm	22bps
Impairment provisions (£bn)	(1.3)	(0.6)	(1.2)	-	-	(0.1)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Customer deposits (£bn)	147.9	18.8	135.7	28.2	29.1	3.3	6.7	369.7
Risk-weighted assets (RWAs) (£bn)	37.5	13.3	77.0	10.0	6.5	43.8	1.4	189.5
RWA equivalent (RWAes) (£bn)	38.4	13.6	78.1	10.0	6.6	48.9	1.7	197.3
Employee numbers (FTEs - thousands)	21.0	3.0	10.4	1.9	1.8	5.1	22.5	65.7
Average interest earning assets (£bn)	165.3	25.2	145.8	21.5	29.3	35.1	nm	445.1
Net interest margin	2.52%	1.60%	1.95%	2.44%	1.65%	(0.70%)	nm	1.81%
Third party customer asset rate	3.26%	2.28%	3.17%	2.92%	1.73%	nm	nm	nm
Third party customer funding rate	(0.38%)	(0.16%)	(0.43%)	(0.44%)	(0.14%)	nm	nm	nm

For the notes to this table, refer to page 15. nm = not meaningful.

RBS – Q3 2019 Results

Segment performance

	Nine months ended 30 September 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	3,222	334	2,131	385	343	82	(17)	6,480
Non-interest income	586	129	1,355	192	96	1,149	298	3,805
Own credit adjustments	-	-	-	-	-	59	-	59
Total income	3,808	463	3,486	577	439	1,290	281	10,344
Direct expenses
- staff costs	(532)	(149)	(554)	(122)	(77)	(429)	(927)	(2,790)
- other costs	(186)	(76)	(178)	(44)	(45)	(176)	(1,842)	(2,547)
Indirect expenses	(1,050)	(133)	(891)	(157)	(56)	(292)	2,579	-
Strategic costs
- direct	(14)	1	(28)	-	(2)	(106)	(500)	(649)
- indirect	(122)	(8)	(65)	(11)	(4)	(21)	231	-
Litigation and conduct costs	(206)	(54)	(7)	(1)	10	(125)	(807)	(1,190)
Operating expenses	(2,110)	(419)	(1,723)	(335)	(174)	(1,149)	(1,266)	(7,176)
Operating profit/(loss) before impairment (losses)/releases	1,698	44	1,763	242	265	141	(985)	3,168
Impairment (losses)/releases	(197)	(34)	(142)	(2)	-	(8)	2	(381)
Operating profit/(loss)	1,501	10	1,621	240	265	133	(983)	2,787
Additional information
Return on equity (2)	27.3%	0.5%	13.2%	16.3%	26.0%	0.2%	nm	5.3%
Cost:income ratio (2)	55.4%	90.5%	48.1%	58.1%	39.6%	89.1%	nm	69.1%
Total assets (£bn)	171.7	25.3	167.9	21.4	29.0	253.3	51.3	719.9
Funded assets (£bn)	171.7	25.3	167.9	21.4	29.0	120.9	51.1	587.3
Net loans to customers - amortised cost (£bn)	149.2	19.2	102.3	14.2	13.0	8.0	(0.1)	305.8
Loan impairment rate (2)	17bps	22bps	18bps	nm	nm	nm	nm	16bps
Impairment provisions (£bn)	(1.1)	(1.2)	(1.3)	(0.1)	-	(0.2)	-	(3.9)
Impairment provisions - stage 3 (£bn)	(0.7)	(1.0)	(1.1)	-	-	(0.1)	-	(2.9)
Customer deposits (£bn)	144.8	17.9	135.0	27.2	26.9	2.6	6.2	360.6
Risk-weighted assets (RWAs) (£bn)	34.1	16.5	80.3	9.5	6.9	46.5	0.7	194.5
RWA equivalent (RWAes) (£bn)	35.5	16.6	83.8	9.5	6.9	49.9	1.0	203.2
Employee numbers (FTEs - thousands)	22.3	3.1	10.6	1.9	1.7	4.9	24.1	68.6
Average interest earning assets (£bn)	160.3	24.7	144.9	20.3	27.4	27.0	nm	435.2
Net interest margin	2.69%	1.81%	1.96%	2.53%	1.67%	0.41%	nm	1.99%
Third party customer asset rate	3.37%	2.40%	2.97%	2.87%	2.38%	nm	nm	nm
Third party customer funding rate	(0.30%)	(0.21%)	(0.26%)	(0.21%)	(0.10%)	nm	nm	nm

For the notes to this table, refer to page 15. nm = not meaningful.

RBS – Q3 2019 Results

Segment performance

	Quarter ended 30 September 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,034	102	703	130	119	(62)	(20)	2,006
Non-interest income	190	43	374	68	31	223	(20)	909
Own credit adjustments	-	-	-	-	-	(11)	(1)	(12)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Direct expenses
- staff costs	(157)	(53)	(194)	(40)	(30)	(159)	(258)	(891)
- other costs	(95)	(22)	(74)	(17)	(14)	(42)	(578)	(842)
Indirect expenses	(357)	(43)	(294)	(49)	(13)	(81)	837	-
Strategic costs
- direct	(12)	(3)	(5)	-	(4)	(55)	(136)	(215)
- indirect	(68)	(9)	(67)	(13)	(1)	(7)	165	-
Litigation and conduct costs	(912)	(1)	(4)	-	-	(4)	171	(750)
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating (loss)/profit before impairment (losses)/releases	(377)	14	439	79	88	(198)	160	205
Impairment (losses)/releases	(131)	17	(108)	2	-	5	2	(213)
Operating (loss)/profit	(508)	31	331	81	88	(193)	162	(8)
Additional information
Return on equity (2)	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)	nm	(3.8%)
Cost:income ratio (2)	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%
Total assets (£bn)	176.7	26.1	166.6	22.6	31.2	318.3	35.0	776.5
Funded assets (£bn)	176.7	26.0	166.6	22.6	31.2	142.7	34.9	600.7
Net loans to customers - amortised cost (£bn)	154.6	19.0	101.5	15.2	13.8	9.1	6.3	319.5
Loan impairment rate (2)	34bps	(35)bps	42bps	nm	nm	nm	nm	26bps
Impairment provisions (£bn)	(1.3)	(0.6)	(1.2)	-	-	(0.1)	(0.1)	(3.3)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Customer deposits (£bn)	147.9	18.8	135.7	28.2	29.1	3.3	6.7	369.7
Risk-weighted assets (RWAs) (£bn)	37.5	13.3	77.0	10.0	6.5	43.8	1.4	189.5
RWA equivalent (RWAes) (£bn)	38.4	13.6	78.1	10.0	6.6	48.9	1.7	197.3
Employee numbers (FTEs - thousands)	21.0	3.0	10.4	1.9	1.8	5.1	22.5	65.7
Average interest earning assets (£bn)	168.1	26.2	146.7	22.0	30.4	38.6	nm	454.4
Net interest margin	2.44%	1.55%	1.90%	2.35%	1.55%	(0.64%)	nm	1.75%
Third party customer asset rate	3.22%	2.23%	3.11%	2.87%	1.69%	nm	nm	nm
Third party customer funding rate	(0.38%)	(0.15%)	(0.43%)	(0.43%)	(0.15%)	nm	nm	nm

For the notes to this table, refer to page 15. nm = not meaningful.

RBS – Q3 2019 Results

Segment performance

	Quarter ended 30 June 2019
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,032	102	716	129	125	(91)	(42)	1,971
Non-interest income	170	35	367	62	34	338	71	1,077
Own credit adjustments	-	1	-	-	-	(5)	1	(3)
Strategic disposals	-	-	-	-	-	444	591	1,035
Total income	1,202	138	1,083	191	159	686	621	4,080
Direct expenses
- staff costs	(155)	(54)	(184)	(41)	(31)	(176)	(264)	(905)
- other costs	(90)	(22)	(80)	(17)	(10)	(38)	(511)	(768)
Indirect expenses	(297)	(41)	(260)	(45)	(13)	(76)	732	-
Strategic costs
- direct	4	(4)	(12)	-	(3)	(31)	(388)	(434)
- indirect	(49)	(5)	(50)	(10)	(3)	(17)	134	-
Litigation and conduct costs	(7)	(19)	(36)	(2)	-	(6)	15	(55)
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating profit/(loss) before impairment (losses)/releases	608	(7)	461	76	99	342	339	1,918
Impairment (losses)/releases	(69)	10	(197)	(1)	2	20	(2)	(237)
Operating profit	539	3	264	75	101	362	337	1,681
Additional information
Return on equity (2)	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%	nm	15.8%
Cost:income ratio (2)	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%
Total assets (£bn)	173.9	26.4	165.6	21.9	30.4	278.9	32.8	729.9
Funded assets (£bn)	173.9	26.4	165.6	21.9	30.4	133.4	32.7	584.3
Net loans to customers - amortised cost (£bn)	151.9	19.0	101.4	14.7	13.6	9.3	0.7	310.6
Loan impairment rate (2)	18bps	(20)bps	77bps	nm	nm	nm	nm	30bps
Impairment provisions (£bn)	(1.2)	(0.7)	(1.2)	-	-	(0.1)	-	(3.2)
Impairment provisions - stage 3 (£bn)	(0.7)	(0.6)	(0.9)	-	-	(0.1)	-	(2.3)
Customer deposits (£bn)	147.5	19.0	133.4	28.0	28.1	2.8	2.8	361.6
Risk-weighted assets (RWAs) (£bn)	37.0	14.2	77.8	9.7	6.9	41.4	1.5	188.5
RWA equivalent (RWAes) (£bn)	38.1	14.5	79.3	9.7	7.0	46.1	1.8	196.5
Employee numbers (FTEs - thousands)	21.3	3.1	10.5	1.9	1.8	5.0	23.0	66.6
Average interest earning assets (£bn)	164.8	25.3	146.1	21.2	29.8	34.4	nm	444.8
Net interest margin	2.51%	1.62%	1.97%	2.44%	1.68%	(1.05%)	nm	1.78%
Third party customer asset rate	3.25%	2.29%	3.18%	2.89%	1.79%	nm	nm	nm
Third party customer funding rate	(0.38%)	(0.15%)	(0.42%)	(0.45%)	(0.13%)	nm	nm	nm

For the notes to this table, refer to page 15. nm = not meaningful.

RBS – Q3 2019 Results

Segment performance

	Quarter ended 30 September 2018
	Personal & Ulster		Commercial & Private				Central
	UK Personal	Ulster	Commercial	Private	RBS	NatWest	items &	Total
	Banking	Bank RoI	Banking	Banking	International	Markets	other (1)	RBS
	£m	£m	£m	£m	£m	£m	£m	£m
Income statement
Net interest income	1,083	110	731	133	124	15	(42)	2,154
Non-interest income	174	41	365	62	31	534	261	1,468
Own credit adjustments	-	-	-	-	-	20	-	20
Total income	1,257	151	1,096	195	155	569	219	3,642
Direct expenses
- staff costs	(172)	(51)	(180)	(39)	(26)	(120)	(299)	(887)
- other costs	(69)	(31)	(64)	(16)	(12)	(61)	(613)	(866)
Indirect expenses	(342)	(45)	(294)	(52)	(19)	(91)	843	-
Strategic costs
- direct	-	(1)	(8)	1	(2)	(78)	(211)	(299)
- indirect	(37)	(2)	(21)	(4)	(1)	(15)	80	-
Litigation and conduct costs	(199)	(37)	(16)	-	-	(113)	(24)	(389)
Operating expenses	(819)	(167)	(583)	(110)	(60)	(478)	(224)	(2,441)
Operating profit/(loss) before impairment (losses)/releases	438	(16)	513	85	95	91	(5)	1,201
Impairment (losses)/releases	(66)	(60)	(107)	(1)	(3)	(4)	1	(240)
Operating profit/(loss)	372	(76)	406	84	92	87	(4)	961
Additional information
Return on equity (2)	19.4%	(12.7%)	9.6%	17.3%	26.9%	1.8%	nm	5.4%
Cost:income ratio (2)	65.2%	110.6%	51.8%	56.4%	38.7%	84.0%	nm	66.7%
Total assets (£bn)	171.7	25.3	167.9	21.4	29.0	253.3	51.3	719.9
Funded assets (£bn)	171.7	25.3	167.9	21.4	29.0	120.9	51.1	587.3
Net loans to customers - amortised cost (£bn)	149.2	19.2	102.3	14.2	13.0	8.0	(0.1)	305.8
Loan impairment rate (2)	18bps	118bps	41bps	nm	nm	nm	nm	31bps
Impairment provisions (£bn)	(1.1)	(1.2)	(1.3)	(0.1)	-	(0.2)	-	(3.9)
Impairment provisions - stage 3 (£bn)	(0.7)	(1.0)	(1.1)	-	-	(0.1)	-	(2.9)
Customer deposits (£bn)	144.8	17.9	135.0	27.2	26.9	2.6	6.2	360.6
Risk-weighted assets (RWAs) (£bn)	34.1	16.5	80.3	9.5	6.9	46.5	0.7	194.5
RWA equivalent (RWAes) (£bn)	35.5	16.6	83.8	9.5	6.9	49.9	1.0	203.2
Employee numbers (FTEs - thousands)	22.3	3.1	10.6	1.9	1.7	4.9	24.1	68.6
Average interest earning assets (£bn)	162.3	25.4	144.9	20.8	28.4	26.7	nm	443.1
Net interest margin	2.65%	1.72%	2.00%	2.54%	1.73%	0.22%	nm	1.93%
Third party customer asset rate	3.35%	2.42%	3.04%	2.91%	2.29%	nm	nm	nm
Third party customer funding rate	(0.31%)	(0.20%)	(0.28%)	(0.26%)	(0.11%)	nm	nm	nm

Notes:

(1)    Central items include unallocated transactions, including volatile items under IFRS, items related to Alawwal bank merger and RMBS related charges.

(2)    Refer to the Appendix for details of basis of preparation and reconciliation of non-IFRS performance measures where relevant.

RBS – Q3 2019 Results

Business performance summary

Capital and leverage ratios

	End-point CRR basis
	30 September	30 June	31 December
Capital adequacy ratios	2019	2019	2018
CET1 (%)	15.7	16.0	16.2
Tier 1 (%)	17.9	18.2	18.4
Total (%)	20.5	20.9	21.8

Capital	£m	£m	£m
Tangible equity	32,930	35,036	34,566

Expected loss less impairment provisions	(620)	(726)	(654)
Prudential valuation adjustment	(466)	(419)	(494)
Deferred tax assets	(732)	(869)	(740)
Own credit adjustments	(234)	(261)	(405)
Pension fund assets	(401)	(400)	(394)
Cash flow hedging reserve	(336)	(117)	191
Foreseeable ordinary dividends	(362)	(2,053)	(1,326)
Other deductions	(6)	-	(105)
Total deductions	(3,157)	(4,845)	(3,927)

CET1 capital	29,773	30,191	30,639
AT1 capital	4,051	4,051	4,051
Tier 1 capital	33,824	34,242	34,690
Tier 2 capital	4,980	5,119	6,483

Total regulatory capital	38,804	39,361	41,173

Risk-weighted assets
Credit risk	136,200	137,100	137,900
Counterparty credit risk	15,000	14,200	13,600
Market risk	15,700	14,600	14,800
Operational risk	22,600	22,600	22,400
Total RWAs	189,500	188,500	188,700

Leverage
Cash and balances at central banks	84,300	85,400	88,900
Trading assets	91,600	85,400	75,100
Derivatives	175,800	145,600	133,300
Financial assets	396,400	389,200	377,500
Other assets	28,400	24,300	19,400
Total assets	776,500	729,900	694,200

Derivatives
- netting and variation margin	(189,800)	(156,600)	(141,300)
- potential future exposures	47,200	44,100	42,100
Securities financing transactions gross up	1,700	1,900	2,100
Undrawn commitments	43,900	49,300	50,300
Regulatory deductions and other adjustments	(9,400)	(9,500)	(2,900)
CRR leverage exposure	670,100	659,100	644,500

CRR leverage ratio % (1)	5.0	5.2	5.4

UK leverage exposure	589,500	576,600	559,500

UK leverage ratio % (2)	5.7	5.9	6.2

Notes:

(1)	Based on end-point CRR Tier 1 capital and leverage exposure under the CRR Delegated Act.
(2)	Based on end-point CRR Tier 1 capital and UK leverage exposures reflecting the post EU referendum measures announced by the Bank of England in the third quarter of 2016.

RBS – Q3 2019 Results

Condensed consolidated income statement for the period ended 30 September 2019 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m
Interest receivable	8,474	8,224	2,921	2,806	2,780
Interest payable	(2,464)	(1,744)	(915)	(835)	(626)
Net interest income (1)	6,010	6,480	2,006	1,971	2,154
Fees and commissions receivable	2,570	2,433	808	857	787
Fees and commissions payable	(673)	(671)	(186)	(243)	(220)
Income from trading activities	794	1,346	195	375	499
Other operating income	1,319	756	80	1,120	422
Non-interest income	4,010	3,864	897	2,109	1,488
Total income	10,020	10,344	2,903	4,080	3,642
Staff costs	(3,028)	(3,108)	(1,000)	(1,017)	(1,022)
Premises and equipment	(823)	(972)	(265)	(293)	(328)
Other administrative expenses	(2,085)	(2,521)	(1,222)	(445)	(885)
Depreciation and amortisation	(853)	(544)	(232)	(377)	(206)
Write down of other intangible assets	(9)	(31)	21	(30)	-
Operating expenses	(6,798)	(7,176)	(2,698)	(2,162)	(2,441)
Profit before impairment losses	3,222	3,168	205	1,918	1,201
Impairment losses	(536)	(381)	(213)	(237)	(240)
Operating profit/(loss) before tax	2,686	2,787	(8)	1,681	961
Tax (charge)/credit	(395)	(1,090)	(201)	22	(381)
Profit/(loss) for the period	2,291	1,697	(209)	1,703	580

Attributable to:
Ordinary shareholders	1,723	1,336	(315)	1,331	448
Preference shareholders	30	94	10	10	20
Paid-in equity holders	277	261	95	92	90
Non-controlling interests	261	6	1	270	22
Earnings per ordinary share (2)	14.3p	11.1p	(2.6p)	11.0p	3.7p

*Restated. Refer to Note 2 for further details.

Notes:

(1)       Negative interest on loans is reported as interest payable. Negative interest on customer deposits is reported as interest receivable.

(2)       Basic, fully diluted, earnings per share for the nine months ended 30 September 2019 was 14.2p. There was no dilutive impact in any other period.

RBS – Q3 2019 Results

Condensed consolidated statement of comprehensive income for the period ended 30 September 2019 (unaudited)

	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018*	2019	2019	2018*
	£m	£m	£m	£m	£m
Profit/(loss) for the period	2,291	1,697	(209)	1,703	580
Items that do not qualify for reclassification
Remeasurement of retirement benefit schemes
- contributions in preparation for ring-fencing (1)	-	(2,000)	-	-	-
- other movements	(96)	72	(28)	(26)	72
(Loss)/profit on fair value of credit in financial liabilities
designated as at FVTPL due to own credit risk	(115)	109	(19)	(50)	14
FVOCI financial assets	(92)	61	(130)	(4)	58
Tax	24	487	(2)	(6)	(13)
	(279)	(1,271)	(179)	(86)	131
Items that do qualify for reclassification
FVOCI financial assets	(3)	31	9	(53)	(168)
Cash flow hedges	688	(822)	286	214	(301)
Currency translation	(298)	120	(57)	109	102
Tax	(193)	224	(71)	(82)	127
	194	(447)	167	188	(240)
Other comprehensive (loss)/income after tax	(85)	(1,718)	(12)	102	(109)
Total comprehensive income/(loss) for the period	2,206	(21)	(221)	1,805	471

Attributable to:
Ordinary shareholders	1,624	(404)	(326)	1,392	304
Preference shareholders	30	94	10	10	20
Paid-in equity holders	277	261	95	92	90
Non-controlling interests	275	28	-	311	57
	2,206	(21)	(221)	1,805	471

*Restated. Refer to Note 2 for further details.

Note:

(1)

On 17 April 2018, RBS agreed a Memorandum of Understanding (MoU) with the Trustees of the RBS Group Pension Fund in connection with the requirements of ring-fencing. NatWest Markets Plc could not continue to be a participant in the Main section and separate arrangements were required for its employees. Under the MoU, NatWest Plc made a contribution of £2 billion on 9 October 2018 to strengthen funding of the Main section in recognition of the changes in covenant.

RBS – Q3 2019 Results

Condensed consolidated balance sheet as at 30 September 2019 (unaudited)

	30 September	31 December
	2019	2018
	£m	£m
Assets
Cash and balances at central banks	84,252	88,897
Trading assets	91,605	75,119
Derivatives	175,760	133,349
Settlement balances	12,962	2,928
Loans to banks - amortised cost	12,440	12,947
Loans to customers - amortised cost	319,493	305,089
Other financial assets	64,488	59,485
Intangible assets	6,646	6,616
Other assets	8,861	9,805
Total assets	776,507	694,235

Liabilities
Bank deposits	22,095	23,297
Customer deposits	369,708	360,914
Settlement balances	11,862	3,066
Trading liabilities	87,374	72,350
Derivatives	173,750	128,897
Other financial liabilities	47,508	39,732
Subordinated liabilities	10,200	10,535
Other liabilities	9,864	8,954
Total liabilities	732,361	647,745

Equity
Ordinary shareholders' interests	39,576	41,182
Other owners' interests	4,554	4,554
Owners’ equity	44,130	45,736
Non-controlling interests	16	754
Total equity	44,146	46,490
Total liabilities and equity	776,507	694,235

RBS – Q3 2019 Results

Condensed consolidated statement of changes in equity for the period ended 30 September 2019 (unaudited)

	Share
	capital and				Total	Non
	statutory	Paid-in	Retained	Other	owners'	controlling	Total
	reserves	equity	earnings	reserves*	equity	interests	equity
	£m	£m	£m	£m	£m	£m	£m
At 1 January 2019	13,055	4,058	14,312	14,311	45,736	754	46,490
Implementation of IFRS 16 on 1 January 2019 (1)	-	-	(187)	-	(187)	-	(187)
Profit attributable to ordinary shareholders
and other equity owners	-	-	2,030	-	2,030	261	2,291
Other comprehensive income
- Realised gains/(losses) in period
on FVOCI equity shares	-	-	118	(118)	-	-	-
- Remeasurement of retirement
benefit schemes	-	-	(96)	-	(96)	-	(96)
- Changes in fair value of credit in financial
liabilities at FVTPL	-	-	(115)	-	(115)	-	(115)
- Other amounts recognised in equity	-	-	-	737	737	14	751
- Amount transferred from equity to earnings	-	-	-	(169)	(169)	-	(169)
- Recycled to profit or loss on disposal							-
of businesses (2)	-	-	-	(335)	(335)	-	(335)
- Tax	-	-	39	(160)	(121)	-	(121)
Ordinary share dividends paid	-	-	(3,018)	-	(3,018)	-	(3,018)
Preference share and paid-in equity dividends paid	-	-	(307)	-	(307)	-	(307)
Shares and securities issued during the period	112	-	(4)	-	108	-	108
Share-based payments - gross	-	-	(109)	-	(109)	-	(109)
Movement in own shares held	(24)	-	-	-	(24)	-	(24)
Equity raised (3)	-	-	-	-	-	45	45
Equity withdrawn and disposals (4)	-	-	-	-	-	(1,058)	(1,058)
At 30 September 2019	13,143	4,058	12,663	14,266	44,130	16	44,146

						30 September
							2019
Total equity is attributable to:							£m
Ordinary shareholders							39,576
Preference shareholders							496
Paid-in equity holders							4,058
Non-controlling interests							16
							44,146
*Other reserves consist of:
Merger reserve							10,881
FVOCI reserve							125
Cash flow hedging reserve							336
Foreign exchange reserve							2,924
							14,266

Notes:

(1)    Refer to Note 2 for further information on the impact of IFRS 16 implementation.

(2)    Includes £338 million arising on the completion of the Alawwal bank merger in June 2019, of which £48 million relates to tax. The merger resulted in the derecognition of the associate investment in Alawwal bank and recognition of a new investment in SABB held at fair value through other comprehensive income (FVOCI).

(3)    Capital injection from RFS Holdings B.V. Consortium Members.

(4)    Distribution to RFS Holdings B.V. Consortium Members on completion of Alawwal bank merger.

RBS – Q3 2019 Results

Notes

1. Basis of preparation

The condensed consolidated financial statements should be read in conjunction with RBS’s 2018 Annual Report on Form 20-F which were prepared in accordance with International Financial Reporting Standards issued by the International Accounting Standards Board (IASB) and interpretations issued by the IFRS Interpretations Committee of the IASB as adopted by the European Union (EU) (together IFRS).

Going concern

Having reviewed RBS’s forecasts, projections and other relevant evidence, the directors have a reasonable expectation that RBS will continue in operational existence for the foreseeable future. Accordingly, the results for the periods ended 30 September 2019 have been prepared on a going concern basis.

Re-segmentation

Effective from 1 January 2019, Business Banking has been transferred from UK Personal and Business Banking (UK PBB) to Commercial Banking as the nature of the business, including distribution channels, products and customers, are more closely aligned to the Commercial Banking business. Concurrent with the transfer, UK PBB has been renamed UK Personal Banking (UK PB) and the previous franchise combining UK PBB (now UK PB) and Ulster Bank RoI has been renamed Personal & Ulster. Comparatives have been re-stated.

2. Accounting policies

RBS’s principal accounting policies are as set out on pages 186 to 190 of the 2018 Annual Report on Form 20-F and are unchanged other than as presented below.

Changes in reporting standards

IAS 12 ‘Income taxes’ was revised with effect from 1 January 2019. The income statement is now required to include any tax relief on the servicing cost of instruments classified as equity. Relief of £67 million was recognised in the statement of changes in equity for the year ended 31 December 2018; this and prior periods have been restated.

Presentation of interest in suspense recoveries

Until 1 January 2019, interest in suspense recoveries were presented as a component of interest receivable within Net interest income. It amounted to £46 million for the period ended 30 September 2019. From 1 January 2019 interest in suspense recoveries is presented within impairment charges; prior periods were presented as income. Comparatives have not been restated.

Revised Accounting policy 10 - Leases

RBS has adopted IFRS 16 ‘Leases’ with effect from 1 January 2019, replacing IAS 17 ‘Leases’. RBS has applied IFRS 16 on a modified retrospective basis without restating prior years. Accounting policy 10 presented in the 2018 Annual Report on Form 20-F has been updated as follows:

As lessor

Finance lease contracts are those which transfer substantially all the risks and rewards of ownership of an asset to a customer. All other contracts with customers to lease assets are classified as operating leases.

Loans to customers include finance lease receivables measured at the net investment in the lease, comprising the minimum lease payments and any unguaranteed residual value discounted at the interest rate implicit in the lease. Interest receivable includes finance lease income recognised at a constant periodic rate of return before tax on the net investment. Unguaranteed residual values are subject to regular review; if there is a reduction in their value, income allocation is revised and any reduction in respect of amounts accrued is recognised immediately.

Rental income from operating leases is recognised in other operating income on a straight-line basis over the lease term unless another systematic basis better represents the time pattern of the asset’s use. Operating lease assets are included within Property, plant and equipment and depreciated over their useful lives.

As lessee

On entering a new lease contract, RBS recognises a right of use asset and a liability to pay future rentals. The liability is measured at the present value of future lease payments discounted at the applicable incremental borrowing rate. The right of use asset is depreciated over the shorter of the term of the lease and the useful economic life, subject to review for impairment. Short term and low value leased assets are expensed on a systematic basis.

RBS – Q3 2019 Results

Notes

2. Accounting policies continued

For further details see page 190 of RBS’s 2018 Annual Report on Form 20-F. The impact on RBS’s balance sheet at 1 January 2019 is as follows:

£bn
Retained earnings at 31 December 2018	14.3
Loans to customers - finance leases	0.2
Other assets - net right of use assets	1.3
- Recognition of lease liabilities	(1.9)
- Provision for onerous leases	0.2
Other liabilities	(1.7)

Net impact on retained earnings	(0.2)
Retained earnings at 1 January 2019	14.1

Operating lease commitments reported under IAS 17 were £2.7 billion which resulted in lease liabilities recognised under IFRS 16 of £1.9 billion. The difference is primarily because of the different treatment of termination and extension options, and discounting the contractual lease payments under IFRS 16.

Critical accounting policies and key sources of estimation uncertainty

The judgements and assumptions that are considered to be the most important to the portrayal of RBS’s financial condition are those relating to goodwill, provisions for liabilities, deferred tax, loan impairment provisions and fair value of financial instruments. These critical accounting policies and judgements are described on page 190 of the 2018 Annual Report on Form 20-F.

RBS – Q3 2019 Results

Notes

3. Provisions for liabilities and charges

	Payment	Other
	protection	customer	Litigation and
	insurance (1)	redress	other regulatory	Other (2)	Total
	£m	£m	£m	£m	£m
At 1 January 2019	695	536	783	990	3,004
Implementation of IFRS 16 on 1 January 2019 (3)	-	-	-	(170)	(170)
ECL impairment release	-	-	-	(3)	(3)
Transfer to accruals and other liabilities	-	(4)	-	1	(3)
Currency translation and other movements	-	(7)	(6)	(16)	(29)
Charge to income statement	-	17	5	33	55
Releases to income statement	-	(12)	(9)	(16)	(37)
Provisions utilised	(136)	(81)	(6)	(114)	(337)
At 31 March 2019	559	449	767	705	2,480
ECL impairment charge	-	-	-	21	21
Transfer from accruals and other liabilities	-	4	-	-	4
Currency translation and other movements	-	3	3	4	10
Charge to income statement	-	64	18	100	182
Releases to income statement	-	(11)	(33)	(70)	(114)
Provisions utilised	(116)	(90)	(28)	(79)	(313)
At 30 June 2019	443	419	727	681	2,270
ECL impairment charge	-	-	-	13	13
Transfer from accruals and other liabilities	-	(1)	-	15	14
Currency translation and other movements	-	(5)	19	2	16
Charge to income statement	900	29	14	69	1,012
Releases to income statement	-	(14)	(32)	(25)	(71)
Provisions utilised	(99)	(70)	(227)	(66)	(462)
At 30 September 2019	1,244	358	501	689	2,792

Notes:

(1)      30 September 2019 includes provisions held in relation to offers made in 2018 and earlier years of £97 million.

(2)      Materially comprises provisions relating to property closures and restructuring costs.

(3)      Refer to Note 2 for further information on the impact of IFRS 16 implementation.

There are uncertainties as to the eventual cost of redress in relation to certain of the provisions contained in the table above. Assumptions relating to these are inherently uncertain and the ultimate financial impact may be different from the amount provided.

Payment protection insurance

An additional provision of £0.9 billion was taken at Q3 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints. RBS has made provisions totalling £6.2 billion to date for PPI claims, of which £5.0 billion had been utilised by 30 September 2019.

The table below shows the sensitivity of the provision to changes in the principal assumptions in relation to claims received since June 2019 which are still being processed, all other assumptions remaining the same.

			Sensitivity
				Consequential
	Claims	Claims		change in
	to	since	Change in	provision
Assumption	June 2019	June 2019 (5)	assumption	£m
Customer Initiated Total Complaints (1)	4,064k	783k	+/-50k	+/-50
No PPI % (2)	27%	32%	+/-1%	+/-11
Uphold rate (3)	88%	94%	+/-1%	+/-8
Average redress (4)	£1,658	£1,556	+/-£50	+/-25

Notes:

(1)       Claims and auto-converted queries (PPI mis-sale and ‘Plevin’ (commission)) received directly by RBS to date, including those received by CMCs.

(2)       No PPI % relates to those cases where no PPI policy exists.

(3)       Average uphold rate per customer initiated claims received directly by RBS, including those received via CMCs, to end of timebar for both PPI (mis-sale) and Plevin (commission), excluding those for which no PPI policy exists.

(4)       Average redress for PPI (mis-sale) and Plevin (commission) pay-outs.

(5)       Claims since June 2019 represents complaints received via telephone, on-line and post as at 30 September 2019. These complaints are currently undergoing processing.

RBS – Q3 2019 Results

Notes

4. Litigation, investigations and reviews

RBS's 2019 Interim Results on Form 6-K, filed on 7 August 2019, included comprehensive disclosures about RBS's litigation, investigations and reviews in Note 13. Set out below are the material developments in those matters since the 2019 Interim Results on Form 6-K were published.

Litigation

London Interbank Offered Rate (LIBOR) and other rates litigation

As previously disclosed, NWM plc and certain other members of the RBS Group, including RBSG, are defendants in a number of cases, including several class actions, pending in the United States District Court for the Southern District of New York which concern alleged manipulation of USD LIBOR. In September 2019, RBS Group companies reached a settlement in principle to resolve the class action on behalf of those who held bonds issued by non-defendants on which interest was paid from 2007 to 2010 at a rate expressly tied to USD LIBOR. The settlement is subject to documentation and court approval. The amount of the settlement is covered by a provision existing as of 30 September 2019.

On 16 August 2019, the United States District Court for the Southern District of New York dismissed all remaining claims in the class action concerning alleged manipulation of Pound Sterling LIBOR on the ground that the only named plaintiff with potentially valid claims lacks capacity to maintain the suit. Plaintiffs have commenced an appeal to the United States Court of Appeals for the Second Circuit.

On 16 September 2019, the United States District Court for the Southern District of New York dismissed the amended class action complaint concerning alleged manipulation of Swiss Franc LIBOR on the ground that, because the named plaintiffs who originally purported to file the case had ceased to exist at the time of filing, there is no triable issue over which court has jurisdiction. The court’s decision is subject to potential appeal.

US Anti-Terrorism Act litigation

On 16 September 2019, the United States District Court for the Eastern District of New York dismissed the US Anti-Terrorism Act case that has been pending against NWM N.V. and certain other financial institutions since it was filed in November 2014, concerning an alleged conspiracy to assist Iran in transferring money to Hezbollah and Iraqi terror cells. The court held that the claims were deficient for several reasons, including lack of sufficient allegations as to the alleged conspiracy and causation. The decision is subject to potential appeal.

US investigations relating to fixed-income securities

In October 2017, NatWest Markets Securities Inc. entered into a non-prosecution agreement (NPA) with the United States Attorney for the District of Connecticut (USAO) in connection with alleged misrepresentations to counterparties relating to secondary trading in various forms of asset-backed securities. In the NPA, the USAO agreed not to file criminal charges relating to certain conduct and information described in the NPA if NatWest Markets Securities Inc. complies with the NPA’s requirements during its term, including by not engaging in conduct during the NPA that the US Department of Justice   determines was a felony under federal or state law or a violation of the anti-fraud provisions of the United States securities law. As previously disclosed, the NatWest Markets business is currently responding to a criminal investigation concerning unrelated securities trading by certain traders in 2018, which was reported to the USAO during the course of the NPA. In October 2019, NatWest Markets Securities Inc. agreed to a third extension of the NPA (for three additional months) so that the USAO could review the circumstances of that unrelated matter. The NatWest Markets business is in discussions to resolve these matters.

Investigations and reviews

Systematic Anti-Money Laundering Programme

In December 2018, the Financial Conduct Authority (FCA) commenced a Systematic Anti-Money Laundering Programme assessment of RBS. The FCA provided its written findings to RBS on 28 June 2019, and RBS responded on 8 August 2019. On 28 August 2019, the FCA instructed RBS to appoint a Skilled Person to provide assurance on financial crime governance arrangements in relation to two change programmes. It is not yet possible to assess the likely impact of these matters.

Payment Protection Insurance (PPI)

An additional provision of £900 million was taken at Q3 2019, reflecting greater than predicted complaints volumes in the lead up to the 29 August 2019 deadline for making new PPI complaints. RBS has made provisions totalling £6.2 billion to date for PPI claims, of which £5.0 billion had been utilised by 30 September 2019.

RBS – Q3 2019 Results

Notes

5. Tax

The actual tax charge differs from the expected tax charge computed by applying the standard UK corporation tax rate of 19% (2018 - 19%), as analysed below.

	Nine months ended
	30 September	30 September
	2019	2018
	£m	£m
Profit before tax	2,686	2,787

Expected tax charge	(510)	(530)

Regulatory and legal actions	(158)	(222)
Alawwal bank merger gain disposal	212	-
Increase/(reduction) in carrying value of deferred tax in respect of:-
- UK tax losses	215	-
- Ireland tax losses	(70)	-
Banking surcharge	(210)	(308)
Tax credit paid-in equity	57	49
Other	(37)	(113)
Adjustments in respect of prior years	106	34
Actual tax charge	(395)	(1,090)

The tax charge includes a £215 million deferred tax credit associated with the transfer of taxable losses from NatWest Markets Plc to RBS plc under ring-fencing regulations and a £70 million deferred tax charge in respect of reducing the carrying value of the deferred tax asset for losses in Ulster Bank Ireland DAC. RBS has implemented amendments to IAS 12 Income Taxes with effect from 1 January 2019 and as a result tax relief on distributions on other equity instruments, previously recognised under retained earnings, is now reported as a tax expense in the income statement.

6. Post balance sheet events

Other than as disclosed there have been no other significant events between 30 September 2019 and the date of approval of these accounts which would require a change to or additional disclosure in the accounts.

RBS – Q3 2019 Results

Additional information

Other financial data

The following table shows RBS’s issued and fully paid share capital, owners’ equity and indebtedness on a consolidated basis in accordance with IFRS as at 30 September 2019.

As at 30 September 2019
£m
Share capital - allotted, called up and fully paid
Ordinary shares of £1	12,094
Retained income and other reserves	32,036
Owners’ equity	44,130

RBS indebtedness
Trading liabilities - debt securities in issue	1,742
Other financial liabilities – debt securities in issue	47,422
Subordinated liabilities	10,200
Total indebtedness	59,364
Total capitalisation and indebtedness	103,494

Under IFRS, certain preference shares are classified as debt and are included in subordinated liabilities in the table above.

The information contained in the table above has not changed materially since 30 September 2019.

		Year ended 31 December
	Nine months ended and as at 30 September 2019	2018	2017	2016	2015	2014

Return on average total assets (1)	0.3%	0.2%	0.1%	(0.8%)	(0.2%)	(0.3%)
Return on average ordinary shareholders’ equity (2)	5.7%	4.0%	1.9%	(15.3%)	(4.0%)	(6.5%)
Average total equity as a percentage of average total assets (3)	6.0%	7.2%	7.0%	6.2%	6.0%	5.8%
Dividend payout ratio	175.2%	14.9%	-	-	-	-

Notes:

(1)    Return on average total assets represents profit attributable to ordinary shareholders as a percentage of average total assets.

(2)    Return on average ordinary shareholders’ equity represents profit attributable to ordinary shareholders as a percentage of average ordinary shareholders’ equity.

(3)    Profit attributable to ordinary shareholders as a percentage of average shareholders’ funds.

RBS – Q3 2019 Results

Appendix

Non-IFRS financial measures

Appendix Non-IFRS financial measures

As described in Note 1 on page 21, RBS prepares its financial statements in accordance with IFRS as issued by the IASB which constitutes a body of generally accepted accounting principles (GAAP). The Q3 2019 Results contain a number of adjusted or alternative performance measures, also known as non-GAAP or non-IFRS performance measures. These measures are adjusted for certain items which management believe are not representative of the underlying performance of the business and which distort period-on-period comparison. These non-IFRS measures are not measures within the scope of IFRS and are not a substitute for IFRS measures. These measures include:

Non-IFRS financial measures

Measure	Basis of preparation	Additional analysis or reconciliation
RBS return on tangible equity	Annualised profit for the period attributable to ordinary shareholders divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.	Table I
RBS return on tangible equity excluding PPI

Annualised profit for the period attributable to ordinary shareholders adjusted for the PPI charge for the period divided by average tangible equity. Average tangible equity is total equity less intangible assets and other owners’ equity.

Table I
Segmental return on tangible equity

Annualised segmental operating profit adjusted for tax and for preference share dividends divided by average notional equity, allocated at an operating segment specific rate, of the period average segmental risk-weighted assets incorporating the effect of capital deductions (RWAes).

Table I
Operating expenses analysis – management view

The management analysis of strategic disposals in other income and operating expenses shows strategic costs and litigation and conduct costs in separate lines. These amounts are included in staff, premises and equipment and other administrative expenses in the statutory analysis.

Table II
Cost:income ratio	Total operating expenses less operating lease depreciation divided by total income less operating lease depreciation.	Table III
Commentary – adjusted periodically for specific items

RBS and segmental business performance commentary have been adjusted for the impact of specific items such as the Alawwal bank merger, additional authorised push payments fraud costs, notable items (detailed on page 5), strategic, litigation and conduct costs (detailed on pages 11 to 15).

Notable items - page 5 Strategic, litigation and conduct costs - pages 11 to 15.
Aggregation of business segments into franchises

Personal & Ulster franchise results, combining the reportable segments of UK Personal Banking (UK PB) and Ulster Bank RoI, and Commercial & Private Banking (CPB) franchise results, combining the reportable segments of Commercial Banking and Private Banking.

Pages 11 to 15.
Bank net interest margin (NIM)	Net interest income of the banking business less the NatWest Markets (NWM) element as a percentage of interest-earning assets of the banking business less the NWM element.	Table IV

Performance metrics not defined under IFRS(1)

Measure	Basis of preparation	Additional analysis or reconciliation
Loan:deposit ratio	Net customer loans held at amortised cost divided by total customer deposits.	Table V
Tangible net asset value (TNAV)	Tangible equity divided by the number of ordinary shares in issue. Tangible equity is ordinary shareholders’ interest less intangible assets.	Page 5.
NIM	Net interest income of the banking business as a percentage of interest-earning assets of the banking business.	Pages 11 to 15.
Funded assets	Total assets less derivatives.	Pages 11 to 15.
ECL loss rate	The annualised loan impairment charge divided by gross customer loans.	Pages 11 to 15.

Note:

(1)     Metric based on GAAP measures, included as not defined under IFRS and reported for compliance with ESMA adjusted performance measure rules.

1

RBS – Q3 2019 Results

Appendix Non-IFRS financial measures

I. Return on tangible equity

	Nine months ended or as at		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
RBS return on tangible equity	2019	2018	2019	2019	2018
Profit/(loss) attributable to ordinary shareholders (£m)	1,723	1,336	(315)	1,331	448
Annualised profit/(loss) attributable to ordinary shareholders (£m)	2,297	1,781	(1,260)	5,324	1,792
Adjustment for PPI provision for Q3 2019 (£m)			900
Adjusted profit attributable to ordinary shareholders (£m)			585
Annualised adjusted profit attributable to ordinary
shareholders (£m)			2,340
Average total equity (£m)	46,025	48,825	45,579	46,179	48,833
Adjustment for other owners equity and intangibles (£m)	(12,432)	(15,126)	(12,226)	(12,410)	(15,341)
Adjusted total tangible equity (£m)	33,593	33,699	33,353	33,769	33,492
Return on tangible equity (%)	6.8%	5.3%	(3.8%)	15.8%	5.4%
Return on tangible equity adjusting for impact of PPI
provision (%)			7.0%

	Personal & Ulster		Commercial & Private
	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Nine months ended 30 September 2019	Banking	RoI	Banking	Banking	International	Markets
Operating profit (£m)	529	54	1,032	236	282	107
Adjustment for tax (£m)	(148)	-	(289)	(66)	(39)	(30)
Preference share cost allocation (£m)	(54)	-	(123)	(12)	(5)	(50)
Adjusted attributable profit (£m)	327	54	620	158	238	27
Annualised adjusted attributable profit (£m)	436	72	827	211	317	36
Adjustment for Alawwal merger gain (£m)	-	-	-	-	-	(200)
Annualised adjusted attributable profit/(loss) (£m)	436	72	827	211	317	(164)
Average RWAe (£bn)	37.4	14.2	79.3	9.7	6.9	49.0
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.5	1.3	1.1	7.4
Return on equity	7.8%	3.4%	8.7%	16.7%	28.5%	(2.2%)

Nine months ended 30 September 2018*
Operating profit (£m)	1,501	10	1,621	240	265	133
Adjustment for tax (£m)	(420)	-	(454)	(67)	(38)	(37)
Preference share cost allocation (£m)	(60)	-	(141)	(18)	(12)	(81)
Adjusted attributable profit (£m)	1,021	10	1,026	155	215	15
Annualised adjusted attributable profit (£m)	1,361	13	1,368	206	287	20
Average RWAe (£bn)	33.2	17.5	86.1	9.4	6.9	55.1
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.0	2.4	10.3	1.3	1.1	8.3
Return on equity	27.3%	0.5%	13.2%	16.3%	26.0%	0.2%

* Restated. Refer to Note 1 for further details.

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RBS – Q3 2019 Results

Appendix Non-IFRS financial measures

I. Return on tangible equity continued

	Personal & Ulster		Commercial & Private
	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest
Quarter ended 30 September 2019	Banking	RoI	Banking	Banking	International	Markets
Operating (loss)/profit (£m)	(508)	31	331	81	88	(193)
Adjustment for tax (£m)	142	-	(92)	(23)	(12)	54
Preference share cost allocation (£m)	(18)	-	(41)	(4)	(5)	(20)
Adjusted attributable (loss)/profit (£m)	(384)	31	198	54	71	(159)
Annualised adjusted attributable (loss)/profit (£m)	(1,536)	124	792	216	283	(634)
Average RWAe (£bn)	38.2	14.2	78.8	9.9	6.8	48.7
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.7	2.1	9.5	1.3	1.1	7.3
Return on equity	(26.8%)	5.8%	8.4%	16.8%	26.0%	(8.7%)

Quarter ended 30 June 2019
Operating profit (£m)	539	3	264	75	101	362
Adjustment for tax (£m)	(151)	-	(74)	(21)	(14)	(101)
Preference share cost allocation (£m)	(18)	-	(41)	(4)	-	(30)
Adjusted attributable profit (£m)	370	3	149	50	87	231
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	924
Adjustment for Alawwal bank merger gain (£m)	-	-	-	-	-	(598)
Annualised adjusted attributable profit (£m)	1,480	12	596	199	345	326
Average RWAe (£bn)	37.2	14.3	80.1	9.6	7.0	49.1
Equity factor	15.0%	15.0%	12.0%	13.0%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.6	2.1	9.6	1.2	1.1	7.4
Return on equity	26.5%	0.6%	6.2%	15.9%	30.8%	4.4%

Quarter ended 30 September 2018*
Operating profit/(loss) (£m)	372	(76)	406	84	92	87
Adjustment for tax (£m)	(104)	-	(114)	(24)	(13)	(24)
Preference share cost allocation (£m)	(20)	-	(47)	(6)	(4)	(27)
Adjusted attributable profit/(loss) (£m)	248	(76)	245	55	75	36
Annualised adjusted attributable profit/(loss) (£m)	991	(304)	981	219	299	142
Average RWAe (£bn)	34.0	17.1	85.5	9.4	6.9	52.5
Equity factor	15.0%	14.0%	12.0%	13.5%	16.0%	15.0%
RWAe applying equity factor (£bn)	5.1	2.4	10.3	1.3	1.1	7.9
Return on equity	19.4%	(12.7%)	9.6%	17.3%	26.9%	1.8%

* Restated. Refer to Note 1 for further details.

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RBS – Q3 2019 Results

Appendix Non-IFRS financial measures

II. Operating expenses analysis

Statutory analysis (1,2)
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	3,028	3,108	1,000	1,017	1,022
Premises and equipment	823	972	265	293	328
Other administrative expenses	2,085	2,521	1,222	445	885
Administrative expenses	5,936	6,601	2,487	1,755	2,235
Depreciation and amortisation	853	544	232	377	206
Write down of other intangible assets	9	31	(21)	30	-
Total operating expenses	6,798	7,176	2,698	2,162	2,441

Non-statutory analysis
	Nine months ended		Quarter ended
	30 September	30 September	30 September	30 June	30 September
	2019	2018	2019	2019	2018
Operating expenses	£m	£m	£m	£m	£m
Staff expenses	2,732	2,790	891	905	887
Premises and equipment	730	872	237	245	298
Other administrative expenses	1,078	1,164	405	318	404
Strategic costs (1)	844	649	215	434	299
Litigation and conduct costs (2)	810	1,190	750	55	389
Administrative expenses	6,194	6,665	2,498	1,957	2,277
Depreciation and amortisation	620	480	221	200	164
Write down of other intangible assets	(16)	31	(21)	5	-
Total	6,798	7,176	2,698	2,162	2,441

Notes:

(1)    On a statutory, or GAAP, basis, strategic costs are included within staff, premises and equipment, depreciation and amortisation, write-down of other intangible assets and other administrative expenses.

(2)    On a statutory, or GAAP, basis, litigation and conduct costs are included within other administrative expenses.

III. Cost:income ratio

	Personal & Ulster		Commercial & Private
	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest	Central items	RBS
Nine months ended	Banking	RoI	Banking	Banking	International	Markets	& other	Group
30 September 2019	£m	£m	£m	£m	£m	£m	£m	£m
Operating expenses	(2,830)	(412)	(1,900)	(351)	(181)	(1,026)	(98)	(6,798)
Operating lease depreciation	-	-	103	-	-	-	-	103
Adjusted operating expenses	(2,830)	(412)	(1,797)	(351)	(181)	(1,026)	(98)	(6,695)
Total income	3,671	428	3,242	582	460	1,092	545	10,020
Operating lease depreciation	-	-	(103)	-	-	-	-	(103)
Adjusted total income	3,671	428	3,139	582	460	1,092	545	9,917
Cost:income ratio	77.1%	96.3%	57.2%	60.3%	39.3%	94.0%	nm	67.5%

Nine months ended
30 September 2018
Operating expenses	(2,110)	(419)	(1,723)	(335)	(174)	(1,149)	(1,266)	(7,176)
Operating lease depreciation	-	-	89	-	-	-	-	89
Adjusted operating expenses	(2,110)	(419)	(1,634)	(335)	(174)	(1,149)	(1,266)	(7,087)
Total income	3,808	463	3,486	577	439	1,290	281	10,344
Operating lease depreciation	-	-	(89)	-	-	-	-	(89)
Adjusted total income	3,808	463	3,397	577	439	1,290	281	10,255
Cost:income ratio	55.4%	90.5%	48.1%	58.1%	39.6%	89.1%	nm	69.1%

* Restated. Refer to Note 1 for further details.

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RBS – Q3 2019 Results

Appendix Non-IFRS performance measures

III. Cost:income ratio continued

	Personal & Ulster		Commercial & Private
	UK	Ulster
	Personal	Bank	Commercial	Private	RBS	NatWest	Central items	RBS
	Banking	RoI	Banking	Banking	International	Markets	& other	Group
Quarter ended	£m	£m	£m	£m	£m	£m	£m	£m
30 September 2019
Operating expenses	(1,601)	(131)	(638)	(119)	(62)	(348)	201	(2,698)
Operating lease depreciation	-	-	35	-	-	-	-	35
Adjusted operating expenses	(1,601)	(131)	(603)	(119)	(62)	(348)	201	(2,663)
Total income	1,224	145	1,077	198	150	150	(41)	2,903
Operating lease depreciation	-	-	(35)	-	-	-	-	(35)
Adjusted total income	1,224	145	1,042	198	150	150	(41)	2,868
Cost:income ratio	130.8%	90.3%	57.9%	60.1%	41.3%	232.0%	nm	92.9%

30 June 2019
Operating expenses	(594)	(145)	(622)	(115)	(60)	(344)	(282)	(2,162)
Operating lease depreciation	-	-	34	-	-	-	-	34
Adjusted operating expenses	(594)	(145)	(588)	(115)	(60)	(344)	(282)	(2,128)
Total income	1,202	138	1,083	191	159	686	621	4,080
Operating lease depreciation	-	-	(34)	-	-	-	-	(34)
Adjusted total income	1,202	138	1,049	191	159	686	621	4,046
Cost:income ratio	49.4%	105.1%	56.1%	60.2%	37.7%	50.1%	nm	52.6%

30 September 2018
Operating expenses	(819)	(167)	(583)	(110)	(60)	(478)	(224)	(2,441)
Operating lease depreciation	-	-	32	-	-	-	-	32
Adjusted operating expenses	(819)	(167)	(551)	(110)	(60)	(478)	(224)	(2,409)
Total income	1,257	151	1,096	195	155	569	219	3,642
Operating lease depreciation	-	-	(32)	-	-	-	-	(32)
Adjusted total income	1,257	151	1,064	195	155	569	219	3,610
Cost:income ratio	65.2%	110.6%	51.8%	56.4%	38.7%	84.0%	nm	66.7%

* Restated. Refer to Note 1 for further details.

IV. Net interest margin

	Nine months ended or as at		Quarter ended or as at
	30 September	30 September	30 September	30 June	30 September
	2019	2018	2019	2019	2018
	£m	£m	£m	£m	£m
RBS net interest income	6,010	6,480	2,006	1,971	2,154
NWM net interest income	184	(82)	62	91	(15)
Net interest income excluding NWM	6,194	6,398	2,068	2,062	2,139
Annualised net interest income	8,035	8,664	7,959	7,906	8,546
Annualised net interest income excluding NWM	8,281	8,554	8,205	8,271	8,486
Average interest earning assets (IEA)	445,068	435,218	454,429	444,800	443,092
NWM average IEA	35,065	26,989	38,616	34,436	26,705
Bank average IEA excluding NWM	410,003	408,229	415,813	410,364	416,387

Net interest margin	1.81%	1.99%	1.75%	1.78%	1.93%
Bank net interest margin (RBS NIM excluding NWM)	2.02%	2.10%	1.97%	2.02%	2.04%

V. Loan:deposit ratio

	As at
	30 September	30 June	31 December
	2019	2019	2018
	£bn	£bn	£bn
Loans to customers - amortised cost	319.5	310.6	305.1
Customer deposits	369.7	361.6	360.9
Loan:deposit ratio (%)	86%	86%	85%

Legal Entity Identifier: 2138005O9XJIJN4JPN90

5

RBS – Q3 2019 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Royal Bank of Scotland Group plc

Registrant

/s/ Katie Murray

Chief Financial Officer

24 October 2019

6

RBS – Q3 2019 Results